U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This Amendment No. 1 to the Report on Form 6-K for the six months ended December 31, 2023, originally filed with the Securities and Exchange Commission on April 12, 2024 (the “Original 6-K”), is being filed solely for the purposes of furnishing (1) Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, (2) correction in a table on page F-20, and (2) a copy of a press release as Exhibit 99.3 providing a business update and announcing its financial results for the six months ended December 31, 2023. Except the financial statements, those documents were not previously disclosed.

Incorporation By Reference:

This report on Form 6-K is hereby incorporated by reference into the Registrant’s registration statement on Form F-3 (File No. 333-262504).

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original 6-K, or reflect any events that have occurred after the Original 6-K was filed.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Unaudited financial statements and notes for six months ended December 31, 2023.
99.2	Operating and Financial Review and Prospects
99.3	Press Release dated April 18, 2024 titled “Dogness Reports Financial Results for the Six Months Ended December 31, 2023”

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer

Dated: April 18, 2024